Exhibit 99.1

Scotiabank Announces Share Repurchase Program as Part of Normal Course Issuer Bid

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Dec. 22, 2017 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced that it intends to purchase common shares for cancellation pursuant to a share repurchase program (the "Program").  The Program will form part of Scotiabank's normal course issuer bid announced on May 30, 2017, which provides authorization for the purchase of up to 24,000,000 common shares during the 12-month period beginning on June 2, 2017 and ending on June 1, 2018 (the "NCIB").

Scotiabank entered into a program agreement (the "Agreement") with a third party to repurchase common shares through daily purchases that will take place between December 29, 2017 and January 31, 2018, subject to a maximum of 3,000,000 common shares for the Program.  Pursuant to the terms of the Agreement, and subject to the conditions of an issuer bid exemption order issued by the Ontario Securities Commission (the "Order"), an affiliate of the third party will purchase common shares on Canadian markets, and an equal number of common shares will be sold that same day by the third party to Scotiabank for the purpose of fulfilling the third party's delivery obligations under the Agreement.  The price that Scotiabank will pay for any common shares purchased by it from the third party will be negotiated by Scotiabank and the third party, and will be at a discount to the volume weighted average trading price of the common shares on the Canadian markets on the date of the purchase.

Scotiabank currently intends to purchase the maximum of 3,000,000 common shares under the Program. However, the number of common shares actually purchased may be less than the Program maximum if, among other things, it is not possible to purchase common shares within the price range established by Scotiabank during the term of the Program, if trading is suspended, or as a result of other market factors. A press release setting out the number of common shares acquired by Scotiabank under the Program and the aggregate dollar amount paid for such common shares will be issued and filed immediately following the completion of the Program.

Pursuant to the terms of the Agreement and the Order, all purchases made by the affiliate of the third party on the Toronto Stock Exchange ("TSX") and other Canadian markets pursuant to the Program will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in the Order, and all common shares purchased by Scotiabank from the third party will be cancelled.  Scotiabank will be prohibited from purchasing any other common shares during the term of the Program.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/December2017/22/c3963.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Adam Borgatti, Investor Relations, Scotiabank, (416) 866-5042, adam.borgatti@scotiabank.com; For further information: Christy Bunker, Group Treasury, Scotiabank, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 16:46e 22-DEC-17